Exhibit 99.1

UNITED BISCUITS FINANCE plc

Quarterly Report

First Quarter 2003

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

UNITED BISCUITS FINANCE plc
INDEX TO QUARTERLY REPORT

1	FINANCIAL AND OPERATING HIGHLIGHTS

2	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Profit and Loss Accounts for the 16 weeks ended April 19, 2003 and the 16 weeks ended April 20, 2002

Unaudited Condensed Consolidated Statements of Total Recognised Gains and Losses for the 16 weeks ended April 19, 2003 and the 16 weeks ended April 20, 2002

Unaudited Condensed Consolidated Balance Sheet as at April 19, 2003 and Audited Condensed Balance Sheet as at December 28, 2002

Unaudited Condensed Consolidated Cash Flow Statements for the 16 weeks ended April 19, 2003 and the 16 weeks ended April 20, 2002

Unaudited Consolidated Statement of Changes in Shareholders’ Funds as at April 19, 2003

Notes to the Unaudited Condensed Consolidated Quarterly Financial Statements

3	OPERATING AND FINANCIAL REVIEW

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “intends,” “may,” “will” or “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the company operates.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled “Risk Factors” in the company’s annual report on Form 20-F filed with the SEC on March 24, 2003 for a discussion of some of these factors. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc

FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

Turnover from continuing operations in the first quarter of 2003 increased 7.6% compared to the first quarter of 2002. Adjusted EBITDA from continuing operations before exceptional items increased to £36.7 million in the first quarter of 2003 compared to £35.4 million in the first quarter of 2002, an increase of £1.3 million or 3.7%.

	16 weeks ended April 19, 2003	16 weeks ended April 20, 2002
Continuing Operations
Turnover	368.7	342.5
Cost of sales	(205.7)	(192.1)
Gross profit	163.0	150.4
Distribution, selling & marketing costs	(115.2)	(108.9)
Administrative expenses	(28.0)	(22.5)
Other income	0.8	0.6

Operating profit before exceptional items and goodwill	20.6	19.6

Adjusted EBITDA(1)	36.7	35.4

Total Operations
Profit before interest and tax	9.0	1.9
Interest	(55.1)	(43.4)
Tax	(3.9)	(3.6)

Loss on ordinary activities after tax	(50.0)	(45.1)

Cash inflow before use of liquid resources	—	22.5

(1)          EBITDA represents earnings before interest, tax, depreciation and amortisation. Adjusted EBITDA represents EBITDA from continuing operations, excluding share of profit of joint ventures and exceptional items. EBITDA is not a measurement of performance under U.K. GAAP and you should not consider EBITDA as an alternative to: (a) operating income or net income (as determined in accordance with generally accepted accounting principles), or as a measure of our operating performance; (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs; or (c) any other measures of performance under generally accepted accounting principles. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending on accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this quarterly report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See reconciliation of Group operating profit to EBITDA in “Results of Operations – EBITDA.”

Operating Summary

•                                Priority brand growth

A key element of the company’s strategy is to increase the scale and strength of its priority brands. In the first quarter of 2003, the company continued to drive branded turnover which increased by 4.2% over the first quarter of 2002, whilst our priority brands grew by 8.1%, at a constant exchange rate, in the same period.

The company remains committed to its programme of marketing and new product innovation, and the launches expected for the first quarter of 2003 took place as expected. Our major new launch in the UK biscuit market, the McV a:m range, targeting the “breakfast-on-the-go” and the morning snacking opportunity, was successfully launched at the end of the first quarter.

•                                Urgent and substantial cost release

To enable the company to achieve its short-term financial goals and release additional funds to invest in its key brands, the company has continued to drive forward its cost release programme, which resulted in savings of £30 million in 2001, £40 million in 2002 and £8.0 million in the first quarter of 2003.

The results of prior year reviews of overhead structures that support manufacturing processes continue to be implemented across the UK and Northern Europe. In February 2003, the company announced its intention to close the biscuit factory in Ashby de la Zouch by the end of 2004.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(UNAUDITED)

	Note	16 weeks ended April 19, 2003	16 weeks ended April 20, 2002
		(£ millions)
Turnover
Continuing operations	2	368.7	342.5
Cost of sales		(205.7)	(192.1)
Gross profit		163.0	150.4
Net operating expenses		(156.9)	(148.6)

Group operating profit
Continuing operations before exceptional items and goodwill amortisation	2	20.6	19.6
Operational exceptional items	6	(3.3)	(6.5)
Goodwill amortisation		(11.2)	(11.3)
		6.1	1.8
Share of operating profit in joint ventures
Continuing operations		0.1	0.1
Operating profit	3	6.2	1.9
Other income	7	2.8	—
Profit before interest		9.0	1.9
Interest	4	(55.1)	(43.4)
Loss on ordinary activities before tax		(46.1)	(41.5)
Taxation		(3.9)	(3.6)
Loss on ordinary activities after tax		(50.0)	(45.1)

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED

GAINS AND LOSSES

(UNAUDITED)

	16 weeks ended April 19, 2003	16 weeks ended April 20, 2002
	(£ millions)

Loss for the period	(50.0)	(45.1)
Translation differences on foreign currency net investments	2.1	0.2
Total recognised losses relating to the period	(47.9)	(44.9)

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

			(Audited)
	Note	At April 19, 2003	At December 28, 2002
		(£ millions)
Fixed assets
Intangible assets		623.9	635.1
Tangible assets		435.7	438.9
Investments - joint ventures		4.1	3.7
		1,063.7	1,077.7
Current assets
Stocks		82.5	76.1
Debtors		301.6	311.3
Taxation		—	1.8
Cash and short-term deposits		14.6	21.2
		398.7	410.4
Creditors: amounts falling due within one year
Trade and other creditors		267.3	278.6
Loans, overdrafts and finance lease obligations	5	24.0	30.8
Taxation		4.0	—
		295.3	309.4

Net current assets		103.4	101.0

Total assets less current liabilities		1,167.1	1,178.7

Creditors: amounts falling due after more than one year
Loans and finance lease obligations	5	651.1	632.7
Amount due to parent company		760.2	735.2
Other creditors		0.9	1.2
Taxation		9.9	15.2
		1,422.1	1,384.3

Provisions for liabilities and charges		43.7	45.2

		(298.7)	(250.8)

Capital and reserves
Called-up share capital		2.0	2.0
Profit and loss account		(300.7)	(252.8)
Shareholders’ funds		(298.7)	(250.8)

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

(UNAUDITED)

	16 weeks ended April 19, 2003	16 weeks ended April 20, 2002
	(£ millions)
Reconciliation of operating profit to net cash inflow from operating activities

Operating profit	6.2	1.9
Exceptional charges to operating profit	3.3	6.5
Operating profit before exceptionals	9.5	8.4
Depreciation and goodwill amortisation	27.3	27.1
(Increase)/decrease in stocks	(3.9)	0.1
Decrease in debtors	15.6	18.6
Decrease in creditors	(12.6)	(36.4)
Expenditure against rationalisation provisions and operating exceptionals	(9.3)	(10.9)
Other	0.1	—
Net cash inflow from operating activities	26.7	6.9

Cash flow statement

Net cash inflow from operating activities	26.7	6.9
Net cash outflow from returns on investments and servicing of finance	(25.1)	(11.4)
Tax refunded	0.1	0.2
Net cash outflow from capital expenditure and financial investment	(5.3)	(11.4)
Net cash inflow from acquisitions and disposals	—	38.2
Other non-operating cash flows	3.6	—
Cash inflow before use of liquid resources and financing	—	22.5
Net cash inflow/(outflow) from management of liquid resources	2.0	(0.8)
Net cash inflow from financing	6.6	—
Increase in cash in the period	8.6	21.7

Reconciliation of net cash flow to movement in net borrowings

Net borrowings at beginning of period	(642.3)	(689.0)
Increase in cash for the period	8.6	21.7
Increase in debt	(9.3)	—
Management of liquid resources	(2.0)	0.8
Costs of raising finance	2.7	—
Exceptional amortisation of finance charges	(11.9)	—
Foreign exchange translation difference	(6.3)	(0.8)
Movement in net borrowings in the period	(18.2)	21.7
Net borrowings at end of period	(660.5)	(667.3)

UNITED BISCUITS FINANCE plc

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS

(UNAUDITED)

	Share capital	Profit and loss account	Total
	(£ millions )

At December 29, 2002	2.0	(252.8)	(250.8)
Retained loss for the period	—	(50.0)	(50.0)
Exchange differences	—	2.1	2.1
At April 19, 2003	2.0	(300.7)	(298.7)

UNITED BISCUITS FINANCE plc

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.                                      Accounting policies

Basis of accounting and change in accounting policy

The financial statements are prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards.

Basis of consolidation

The financial statements of the company consolidate the accounts of the company and its subsidiaries, together with the group’s share of net assets and results of joint ventures. The results of subsidiaries acquired or sold are consolidated and the group’s share of the results of joint ventures are included for the periods from the effective date of acquisition or to the effective date of sale.

The company’s continuing operations have been divided into seven segments reflecting the internal operational management structure of the company. The segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other and Central.

Turnover

Turnover consists of sales to third parties after trade discounts and excludes sales related taxes.

Revenue recognition

Sales are recognised based on confirmed deliveries to customers.

Research and development

Expenditure on research and development is written off as incurred.

Foreign currency translation

The profit and loss accounts of overseas subsidiaries are translated at weighted average rates of exchange. The balance sheets of overseas subsidiaries are translated at the rates of exchange ruling at the period end. Exchange differences arising on the re-translation of opening net assets are taken directly to reserves. All other translation differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings to the extent that they are used to finance, or provide a hedge against, group equity investments in foreign enterprises, which are taken directly to reserves together with the exchange difference on the net investment in these subsidiaries.

Commodity purchases

Certain commodities are purchased on the futures market in order to reduce the exposure to changes in the cost of ingredients. When contracts are closed, the realised surpluses and deficits are applied against the cost of the related ingredients in the year of delivery.

Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

•          provision is made for gains which have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.  However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will again be rolled over into further replacement assets;

•          provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

•          deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Exceptional items

Items which are of an exceptional nature by virtue of their size or incidence are included within operating profit unless they represent profits or losses on the sale or termination of a business, costs of fundamental reorganisation or restructuring having a material effect on the nature and focus of the group, or profits or losses on the disposal of fixed assets. In these cases, separate disclosure is provided in the profit and loss account after operating profit.

Pension funding

Pension costs are charged to the profit and loss account over the average expected service lives of current employees. Actuarial surpluses are amortised, on a level capital basis, over the expected remaining service lives of current employees. Differences between amounts charged to the profit and loss account and payments made to the schemes are treated as prepayments or provisions in the balance sheet.

Financial instruments

Derivative financial instruments are used by the group to manage foreign currency, commodity and interest rate exposures. Amounts payable or receivable in respect of interest rate swap agreements are recognised as adjustments to the interest charge over the period of the contract. Gains or losses on forward and option contracts for foreign currency and commodities are recognised in the profit and loss account when the hedged transaction occurs. Payments made to secure a hedge, or unrealised profits generated prior to maturity, are included in the balance sheet as prepayments or accruals respectively, pending amortisation to the profit and loss account over the period of usage of the hedged commodity.

Option premiums paid are recognised in the profit and loss account as incurred.  Premiums and discounts arising on financial liabilities are amortised over the remaining life of the instrument concerned.

Goodwill

On the acquisition of a subsidiary business, joint venture or associate, fair values are attributed to the net tangible assets acquired and to intangible assets, where they can be measured reliably and separately identified at the time of acquisition. Where the fair value of the consideration exceeds the aggregate value of these assets, the difference is treated as goodwill and is capitalised on the consolidated balance sheet. Goodwill, and where appropriate, separately identified intangibles, are amortised in equal instalments over their useful economic lives which, in the absence of indications to the contrary will be assumed to be no more than 20 years. Goodwill is reviewed for impairment at the end of the first full year following the year of acquisition and subsequently if there are indications of impairment.

Tangible fixed assets

Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives by equal annual instalments, principally at the following rates:

Land and buildings	- 1.5% unless short leasehold
Short leaseholds	- over the life of the lease
Plant	- 3% to 15% per annum
Vehicles	- 20% to 30% per annum
Fixtures and fittings	- 10% to 33% per annum

Assets under construction are capitalised as part of fixed assets but are not depreciated until such time as construction is complete when they are transferred into the appropriate category of fixed assets and depreciated accordingly.

The carrying values of tangible fixed assets are reviewed where there are indications of impairment.

Government grants

Capital grants received in respect of any fixed assets are credited to deferred income and amortised to the profit and loss account over the economic useful lives of the assets to which they relate.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials and goods for resale is determined on a first-in, first-out basis. Cost in the case of products manufactured by group companies comprises direct material and labour costs together with appropriate factory overheads.

Leasing and hire purchase commitments

Assets obtained under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the primary lease and represents a constant proportion of the balance of capital repayments outstanding. Rentals paid under operating leases are charged to income on a straight line basis over the term of the lease.

Advertising costs

Advertising costs are expensed as incurred.

Software development costs

Costs incurred in developing software for internal use are capitalised when the software reaches the application development stage and are amortised over the expected useful economic life of the software.

Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

2.              Segmental analysis

	16 weeks ended April 19, 2003	16 weeks ended April 20, 2002
	(£ millions)

Turnover
Biscuits – UK	140.5	137.7
Biscuits – Northern Europe	66.4	56.5
Biscuits – Southern Europe	52.6	40.9
UK Snacks	86.0	82.9
General Export	14.7	16.2
Other	8.5	8.3
	368.7	342.5

Group operating profit/(loss) before exceptional operating items and goodwill amortisation
Biscuits – UK	11.8	15.9
Biscuits – Northern Europe	0.8	(1.3)
Biscuits – Southern Europe	5.5	3.2
UK Snacks	5.1	4.5
General Export	3.5	2.0
Other	(1.7)	(1.0)
Central	(4.4)	(3.7)
	20.6	19.6

Operating exceptional items and goodwill amortisation
Biscuits – UK	(0.8)	(1.0)
Biscuits – Northern Europe	(0.5)	(1.7)
Biscuits – Southern Europe	—	(1.3)
UK Snacks	(0.1)	—
General Export	(0.1)	—
Other	—	—
Central	(13.0)	(13.8)
	(14.5)	(17.8)

Group operating profit/(loss)
Biscuits – UK	11.0	14.9
Biscuits – Northern Europe	0.3	(3.0)
Biscuits – Southern Europe	5.5	1.9
UK Snacks	5.0	4.5
General Export	3.4	2.0
Other	(1.7)	(1.0)
Central	(17.4)	(17.5)
	6.1	1.8

3.              Operating Profit

Operating profit is further analysed as follows:

	16 weeks ended April 19, 2003	16 weeks ended April 20, 2002
	Continuing operations	Continuing operations
	(£ millions)

Turnover	368.7	342.5
Cost of sales	(205.7)	(192.1)
Gross profit	163.0	150.4
Distribution, selling and marketing costs	(115.2)	(108.9)
Administrative expenses	(28.0)	(22.5)
Other operating income	0.8	0.6
Group operating profit before goodwill and exceptional items	20.6	19.6
Operating exceptional items	(3.3)	(6.5)
Goodwill amortisation	(11.2)	(11.3)
Group operating profit	6.1	1.8
Share of operating profit in joint ventures	0.1	0.1
Operating profit	6.2	1.9

4.              Interest

	16 weeks ended April 19, 2003	16 weeks ended April 20, 2002
	(£ millions)
Interest payable
Senior Credit Facility	8.5	11.1
Senior Subordinated Notes	7.5	7.2
Interest rate swaps	1.3	2.0
Bank overdrafts	0.5	0.5
Interest payable to related companies	25.0	22.5
Amortised finance charges	0.9	1.1
Exceptional amortisation of finance charges(1)	11.9	—
	55.6	44.4
Interest receivable
Short term deposits	0.5	1.0

Interest payable by joint ventures	—	—
	55.1	43.4

(1)          Finance charges comprising issue costs in connection with the Senior Credit Facility, which were unamortised at April 8, 2003, have been written off following the refinancing of this facility on April 9, 2003.

5.              Borrowings

	At April 19, 2003	At December 28, 2002
	(£ millions)
Bank Loans
Term Loan A	250.1	220.5
Term Loan B	—	105.4
Term Loan C	—	106.1
Term Loan D	—	21.7
Revolving credit	204.0	—
Senior Credit Facility	454.1	453.7

Debentures and other loans
10.750% Sterling senior subordinated notes 2011	120.0	120.0
10.625% Euro senior subordinated notes due 2011	110.5	104.0
Overdrafts	—	5.1
	230.5	229.1

Finance lease obligations	1.2	1.4

Total gross borrowings	685.8	684.2

Analysis by maturity
Repayable as follows:
After more than five years	457.0	404.5
Between four and five years	72.5	80.9
Between three and four years	55.0	61.5
Between two and three years	45.2	54.6
Between one and two years	30.5	48.6
	660.2	650.1
Under one year	25.6	34.1
Total gross borrowings	685.8	684.2
Less: Issue costs	(10.7)	(20.7)
	675.1	663.5
Less: Included in creditors: amounts falling due within one year	(24.0)	(30.8)
	651.1	632.7

On April 9, 2003, we amended the terms of our senior credit facility. The amount outstanding in respect of our Term Loans A, B, C and D and our revolving credit facility was £438.9 million. We merged these loans into one fully drawn Term Loan A in the sum of £250.0 million and a revolving credit facility of £225.0 million of which £184.0 million was drawn down at that time. A further £20 million of the revolving credit facility was drawn down on April 17, 2003. The Term A loan is predominantly denominated in sterling, but does include a tranche of euro 20.0 million.

6.              Operating exceptional items

	16 weeks ended April 19, 2003	16 weeks ended April 20, 2002
	(£ millions)

Factory closures and reorganisation	3.3	6.5

	3.3	6.5

7.              Other income

At December 28, 2002, the group had paid £0.8 million to Nabisco in respect of the acquisition of Nabisco’s Middle Eastern operations. Since the year end an agreement has been reached with Nabisco, effective February 18, 2003, that the acquisition will not proceed. As a consequence $4.8 million (£3.0 million) was received from Nabisco as an adjustment to the purchase price, resulting in non-operating income of £2.2 million in the profit and loss account.

In addition, the license agreement with Merola Finance BV, a licensee of Nabisco, for the exclusive license of certain trademarks, has been amended to exclude territories associated with the Middle Eastern business. A payment of $1.0 million (£0.6 million) was paid by Nabisco as consideration for the exclusion of such territories.

8.              Pension schemes

The group’s principal pension schemes are in the United Kingdom. They are of the defined benefit type funded by payments to separate, trustee-administered funds.

These schemes are subject to actuarial valuations, performed by independent, qualified actuaries, at least every three years. At the latest valuations in April 2000, the levels of funding as a percentage of accrued benefit liabilities were 112% (1997 – 106%). The actuarial valuation for April 2003 has commenced and the results are expected later in the year.

The stability of the age profile of scheme membership dictates the most appropriate actuarial method to be used in valuing a scheme. The independent actuaries have advised that the projected unit method is the most appropriate method for valuing the main pension plan. The attained age method has been retained for the smaller United Kingdom scheme.

The principal actuarial assumptions used in April 2000 and the previous April 1997 valuations were:

	2000	1997
Rate of increase in salaries	4.3%	6.0%
Rate of increase in pension payments	2.8%	4.0%

The total market value of these schemes’ assets at the valuation date was £986.0 million.

Prepayments include £39.9 million (December 28, 2002 - £38.1 million) in respect of the group’s pension schemes, resulting from the difference between pension costs charged to the profit and loss account and the amount funded.

Acting on the advice of the group’s actuaries, future contributions payable are set at levels that take account of past service surpluses that currently exist in the scheme.

9.              Contingent liability

On April 17, 2003, the group signed a put and call option agreement to acquire a company that runs the business of supply and distribution of crisps and snack products via a van sales force. The option agreement provides security in relation to this route to market. It is anticipated that if the option had been exercised at the end of the first quarter of 2003, the cost of acquisition would not have exceeded £15.0 million.

UNITED BISCUITS FINANCE plc

OPERATING AND FINANCIAL REVIEW

General

United Biscuits Finance plc and its subsidiaries (collectively, “United Biscuits”, the “group” or the “company”) is the largest manufacturer and marketer of biscuits in the United Kingdom, in Iberia and in the Netherlands and the second largest manufacturer and marketer of biscuits in France, and Belgium. United Biscuits is also the leading manufacturer and marketer of nuts and the second largest manufacturer and marketer of savoury snacks and crisps in the United Kingdom.

The company’s operations are organised around two key categories, biscuits and snacks, and are managed through six business units:

UK Biscuits	Markets and manufactures biscuits and cakes in the UK and markets biscuits and cakes in the Republic of Ireland

Northern Europe	Markets and manufactures biscuits in France, Belgium and Holland

Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia

General Export	Exports branded products to over 100 countries around the world through third party distributors

UK Snacks	Markets and manufactures savoury snacks, nuts and crisps in the UK

Other	Includes the company’s Benelux snacks business, which manufactures crisps and savoury snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg

The segmental performance analysis included in this discussion is based on these units.

Significant Factors Affecting Results of Operations

The company’s consolidated results of operations this quarter have been affected by a number of factors, including restructuring programmes and the company’s business strategy of profitable branded growth. In addition, the comparability of the company’s results of operations for this quarter versus certain other quarters is affected by seasonality and its accounting periods.

Restructuring Programmes

In 2001, the company’s management as part of their overall strategic review of the company, embarked on a comprehensive cost-saving programme based on implementing operating efficiencies, improving its procurement process, eliminating overhead costs and rationalising manufacturing capacity. During the first quarter of 2003, the company continued to realise the benefits of its cost-saving initiatives.

Business Strategy

The company’s strategy revolves around profitable branded growth funded by cost release and a key platform of this strategy is ensuring strong growth from our most important brands. The company completed its review of brand and market portfolio prioritisation at the beginning of 2002. The company has prioritised its markets and identified brands that have a strong current consumer image, financial scale, high margins and growth potential. The company has focused marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer products will be managed to maximise their profit contribution. During the first quarter of 2003, this strategy has affected the company’s results of operations, resulting in sales of branded products showing an increase of 4.2% at a constant exchange rate. Priority brand sales increased by 8.1%, at a constant exchange rate, as the company maintained its focus on producing and marketing those priority branded products which realise higher margins. Sales overall increased by 4.2% at a constant exchange rate.

Seasonality

The company’s sales are generally higher towards the end of the year because consumer demand for its products is typically higher during the Christmas and New Year holiday season. The company’s working capital position is also affected by the seasonality of its business as it builds up inventories during the third fiscal quarter.

As a result of the seasonality of the company’s sales and its fiscal accounting conventions (as discussed below), the results of its operations for any given fiscal quarter will not necessarily be indicative of its results for the full year.

Accounting Periods

Due to the nature of its business and the food industry in general, the company manages its business and financial accounting on a weekly basis. The company’s fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. The company’s first fiscal quarter consists of four four-week periods, or 16 weeks, and its remaining three fiscal quarters each consists of three four-week periods, or 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, in which event our fourth quarter consists of 13 weeks and our fiscal year consist of 53 weeks. The current fiscal year will consist of 53 weeks and will end on January 3, 2004.

As a result of our fiscal accounting conventions, the company’s sales in the first fiscal quarter are generally higher than they are in the other three fiscal quarters.

Results of Operations

First Quarter of 2003 Compared to First Quarter of 2002

Turnover

The company derives its sales from selling biscuits and savoury snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from its export business. The company also derives revenues from selling biscuits, dry dessert mix, fruit juice, canned meat and tomato products in Iberia and dry dessert mixes manufactured in North Africa and sold in the Middle East.

	First Quarter
	2003	2002	%
	(£ millions)
Turnover from continuing operations	368.7	342.5	+7.6%

Turnover from continuing operations increased from £342.5 million in the first quarter of 2002 to £368.7 million in the first quarter of 2003, an increase of £26.2 million, or 7.6%, after taking account of foreign currency gains of £7.1 million. The increase in turnover is driven by an increase in branded sales of 4.2% at a constant exchange rate, with increased sales across McVities, Northern Europe, Southern Europe and KP snacks offset by shortfalls in our Export and Benelux snacks businesses. Sales of retailer branded products have grown by 9.4%, principally due to increased sales of retailer branded products by our Benelux snacks business. This is offset by a decrease of 57.3% in contracted sales to Danone, a contract for the supply of products which substantially ended in the fourth quarter of 2002. The sales performance in the first quarter of 2003 reflects our strategy of driving growth through priority brands through increased focus and investment, while managing non-strategic and retailer brands to maximise profitability.

Cost of Sales

The company’s cost of sales includes the costs of ingredients, packaging materials, direct labour and manufacturing overhead. The major ingredients the company uses are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. The company’s labour costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	First Quarter
	2003	2002	%
	(£ millions)
Cost of sales from continuing operations	205.7	192.1	+7.1%

Cost of sales from continuing operations increased from £192.1 million in the first quarter of 2002 to £205.7 million in the first quarter of 2003. This is an increase of £13.6 million, or 7.1%, which compares to a sales increase of 7.6%. This has resulted in an improvement in gross margin in the first quarter of 2003 compared to the first quarter of 2002, which has been driven predominantly by the company’s cost-reduction strategy. This strategy includes the implementation of manufacturing efficiency projects and the securing of procurement savings through our ‘eSourcing’ initiative which allows suppliers to tender for contracts online. We are also continuing to implement change in ways of working across our UK and Northern Europe supply chain. This requires significant organisational changes which we believe, in conjunction with other manufacturing efficiency programmes, will continue to deliver cost-saving benefits throughout 2003.

Gross Profit

	First Quarter
	2003	2002	%
	(£ millions)
Gross profit from continuing operations	163.0	150.4	+8.4%

Gross profit increased from £150.4 million in the first quarter of 2002 to £163.0 million in the first quarter of 2003, an increase of £12.6 million, or 8.4%. This equates to a gross profit margin of 44.2% in the first quarter of 2003 compared to 43.9% in the first quarter of 2002. The increase in gross margin is driven by product cost-reduction initiatives and selling price increases on branded products offset by cost inflation.

Distribution, Selling and Marketing Costs

The company’s distribution expenses represent the cost of warehousing its products and transporting them to its distributors and retail customers. The company’s selling expenses represent operating costs associated with its sales force, including employee compensation and commissions. The company’s marketing expenses consist of advertising expenses, the cost of promotions and marketing overhead costs. The company’s promotional costs include, among other things, discounts the company gives to retailers in connection with product-specific promotions. The company’s distribution, selling and marketing expenses also include costs associated with new product development.

	First Quarter
	2003	2002	%
	(£ millions)
Distribution, selling & marketing costs from continuing operations	115.2	108.9	+5.8%

Distribution, selling and marketing costs increased from £108.9 million in the first quarter of 2002 to £115.2 million in the first quarter of 2003, an increase of £6.3 million, or 5.8%. In line with our strategy of increasing investment across our priority brands, marketing expenditure has increased 12.2% from the first quarter of 2002 to the first quarter of 2003. However, cost-reduction initiatives have driven a 5.5% saving across the other categories of distribution and selling and marketing functional costs which have reduced the increase to an overall net increase of 5.8%.

Administrative Expenses

The company’s administrative expenses consist primarily of costs associated with its finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	First Quarter
	2003	2002	%
	(£ millions)
Administrative expenses from continuing operations(1)	28.0	22.5	+24.4%

(1)          Excluding operating exceptional items of £3.3 million (2002: £6.5 million), which are discussed separately.

Our administrative expenses increased from £22.5 million to £28.0 million, an increase of £5.5 million, or 24.4%. This increase is driven by a number of factors including additional insurance costs, inflation and the fact that, in parallel with our cost-reduction initiatives, we have changed the phasing of our overheads for the first quarter in our UK Biscuits business, which accounts for £2.0 million of the increase. This change will have no half-year or full-year impact.

The majority of administrative costs are directly related to the individual operations of the company’s business units and consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs that are not included within the segmental results are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions. For the first quarter of 2003, these costs have increased from £3.7 million to £4.4 million, which reflects the underlying inflationary increase and insurance increases which are offset by cost reductions from organisational alignment.

Other Operating Income

Our other operating income consists principally of royalties received in connection with long-standing licensing arrangements for certain brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions, and any other operating income that arises from time to time that is appropriate to include. Other operating income for the first quarter of 2003 amounted to £0.8 million.

Operating Exceptional Items

Operating exceptional items for the first quarter of 2003 totalled £3.3 million and consisted of £1.5 million in restructuring charges relating to the implementation of the ways of working review across the UK supply chain, £0.6 million relating to our Northern Europe overhead-reduction programme and £1.2 million in connection with other overhead-reduction initiatives and manufacturing efficiency projects.

In the first quarter of 2002, operating exceptional items totalled £6.5 million and consisted of £2.2 million of restructuring charges relating to the ongoing application of the ways of working review across the UK supply chain, £1.3 million in connection with our Southern Europe overhead-reduction programme, £1.6 million relating to our Northern Europe overhead-reduction programme and £1.4 million in connection with other overhead-reduction initiatives and manufacturing efficiency projects.

EBITDA

	First Quarter
	2003	2002
	(£ Millions)

Operating profit from continuing operations	6.2	1.9
Add: depreciation and goodwill amortisation on continuing operations	27.3	27.1
EBITDA from continuing operations	33.5	29.0
Add: operating exceptional items	3.3	6.5
Less: operating profit in joint ventures	(0.1)	(0.1)
Adjusted EBITDA	36.7	35.4

Adjusted EBITDA for the first quarter of 2003 was £36.7 million compared to £35.4 million in the first quarter of 2002, an increase of £1.3 million, or 3.7%. The increase in the first quarter is as a result of exchange rate movements, improved margins and overhead savings due to cost-reduction initiatives which are offset by inflation, increased marketing expenditure and the revised cost allocation basis for the first quarter.

Pro forma EBITDA used for comparison purposes, is defined as adjusted EBITDA less annual monitoring fees payable to the shareholders of our parent company. The company’s pro forma EBITDA for the 13 four-week periods ended April 19, 2003, was £188.4 million compared to a pro forma EBITDA of £187.1 million for the 52 weeks ended December 28, 2002.

Segmental Performance

UK Biscuits

Turnover increased from £137.7 million in the first quarter of 2002 to £140.5 million in the first quarter of 2003, an increase of £2.8 million, or 2.0%. On an underlying basis, excluding contract sales to Danone, sales increased by 3.7%, with priority brand sales up 3.3%. McV Core sales have increased by 7.5% despite a difficult trading environment. This has been achieved through increased promotional support and sales of products launched after the first quarter of 2002, such as McV Cookies. Penguin and McVitie’s Jaffa sales were broadly in line with the first quarter of 2002. Sales of go ahead! are down 7.9% for the first quarter of 2003 compared to 2002 due to a reduced programme of promotional activity and increased competition in the healthier market segment. McVitie’s cake sales showed strong growth of 21.7% for the first quarter of 2003 compared to 2002 due to the continuing success of new ranges and products. Other branded biscuits were impacted by increased competition in chocolate biscuit bars and pricing pressure from own label biscuits. In total, branded sales increased by 3.7%. Retailer branded sales have increased by 3.8% but this has been offset by a decrease in the contract sales to Danone of 57.3%. The Danone contract acquired as part of the UB acquisition was substantially terminated by the end of 2002, although some product lines will be phased out during 2003.

Operating profit before goodwill and exceptional items decreased from £15.9 million in the first quarter of 2002 to £11.8 million in the first quarter of 2003. Of this reduction, £2.0 million is attributable to a change in the phasing of overheads for the first quarter, which will have no half-year or full-year impact. The underlying reduction in operating profit of £2.1 million, or 13%, is due to a number of factors: McVitie’s Core sales have required an increase in promotional support in the first quarter of 2003 compared to 2002, with the strongly performing new products and McVitie’s cake business having lower margins. The UK has been impacted by higher levels of prime cost inflation than historically seen; this has been partially offset by the successful implementation of branded biscuit price increases. We have obtained the required savings from our cost-saving initiatives to fully mitigate prime cost inflation. The contribution from Danone has declined in the first quarter due to the volume reduction and some specific one-off costs were incurred in the period in relation to increasing our McVitie’s Jaffa production capacity, which will benefit future periods.

In February 2003, the company announced its intention to close its Ashby Biscuits manufacturing facility in Ashby de la Zouch. The company is now in consultation with the Ashby Biscuits employees.

Northern Europe Biscuits

Turnover increased from £56.5 million in the first quarter of 2002 to £66.4 million in the first quarter of 2003, an increase of 17.5% including currency gains of £3.5 million. This was driven by the strategy of focusing on priority brands and new product-development launches while simultaneously reducing investment in non-strategic brands. Across Northern Europe, branded biscuit sales rose 7.1%, at a constant exchange rate, in the first quarter of 2003 compared to the first quarter of 2002. This was driven by strong sales in France due to the continued success of BN Mini Max and BN Petit Dejeuner. BN has also benefited from successful media and promotional support in the first quarter of 2003 and the launch of a further BN Petit Dejeuner offering in tube format in February 2003. Sultana sales are also ahead of last year due to the continued success and promotional support of Sultana Start and Sultana Fruits and Cereals and the launch of Sultana Snacking in March 2003. Verkade sales in Holland have benefited from the launch of Verkade Delichoc and Verkade Biskz and Chokz. Sales of Delacre products in France, however, have fallen by 4.4% due mainly to non-priority brand product de-listings, some of which has been offset by the launch of Delacre Croustillant in February 2003.

Our strategy of focusing on higher margin products and driving manufacturing cost savings has resulted in an increase in gross margin. Further cost savings identified within overheads as part of the cost-saving initiatives have allowed us to increase our marketing expenditure by 11.9% in the first quarter of 2003 compared to the first quarter of 2002. As a result of the improved margins and strict cost control, the operating loss before goodwill and exceptionals of £1.3 million in the first quarter of 2002 has turned around to a profit of £0.8 million in the first quarter of 2003.

A key element of our strategy is the improvement of the profitability of the Northern Europe business. From a review of supply chain processes across Northern Europe, significant changes are being implemented which will drive improvements in manufacturing efficiency. In addition, harmonisation and upgrade of the Enterprise Resource Planning operating system is being planned.

Southern Europe Biscuits

Sales increased from £40.9 million in the first quarter of 2002 to £52.6 million in the first quarter of 2003, an increase of 28.6% after including currency gains of £3.1 million. Turnover has increased across the portfolio of brands with Filipinos, Chiquilin and Fontaneda Core benefiting from the support of successful media and promotional campaigns and the launch of Chiquilin Energy and Fontaneda Diver. As a result, marketing expenditure has increased by 17.5%, at a constant exchange rate, compared to the first quarter of 2002; however, gross margin has also increased due to price increases and to an improved product mix.

Operating profit before goodwill and exceptional items has increased from £3.2 million in the first quarter of 2002 to £5.5 million in the first quarter of 2003, with currency gains accounting for £0.4 million. This reflects the overall increase in sales, improvement in product mix and the offsetting increase in marketing expenditure.

In December 2002, we sold the Aguilar biscuit facility in Spain to Groupo Siro and transferred some of the production undertaken at that facility to our other Spanish biscuit facilities. As part of the disposal agreement a manufacturing supply agreement has been entered into with Groupo Siro whereby the group will purchase finished product over a three-year period from 2003.

General Export

Our strategy for the export segment is to manage the existing portfolio of revenues to improve the overall profitability of the export business by prioritising investment and reducing activity in non-profitable areas. Sales have decreased from £16.2 million in the first quarter of 2002 to £14.7 million in the first quarter of 2003 due to exiting marginal profitability contracts in Germany and reduced sales to Nigeria due to an import embargo.

Operating profit before goodwill and exceptional items has increased from £2.0 million to £3.5 million in the first quarter of 2003. The overall profitability of the export segment has improved in the first quarter due to an improved product mix and withdrawal from unprofitable business. In addition, cost-reduction programmes have led to a continuing improvement in the profitability of the segment.

UK Snacks

Turnover increased from £82.9 million in the first quarter of 2002 to £86.0 million in the first quarter of 2003, an increase of 3.7%. Our programme of new product development and promotional activities has continued to support priority-branded growth of 7.5% for the first quarter of 2003 compared to the first quarter of 2002. The UK savoury snacks market remains highly competitive, with Walkers (Pepsico) leading the market, with strong competition for promotional opportunities in multiples. We continue to invest heavily in the priority brands to drive growth while at the same time pursuing a long-term brand-building strategy with the launches last year of Hula Hoops Shoks and Skips Buzz Boltz variants which continue into 2003.

Operating profit before goodwill and exceptional items has increased from £4.5 million in the first quarter of 2002 to £5.1 million in the first quarter of 2003. This is due to maximising the benefits from products displaying strong growth and minimising the impact of the loss of sales on products subject to intense competition. As a result of strong priority-branded growth, gross margin increased.

On April 17, 2003, we signed a put and call option agreement to acquire a company that runs the business of supply and distribution of crisps and snack products via a van sales force. The option agreement provides security in relation to this route to market. It is anticipated that if the option had been exercised at the end of the first quarter of 2003, the cost of acquisition would not have exceeded £15.0 million.

Other

Benelux snacks sales increased from £8.3 million in the first quarter of 2002 to £8.5 million in the first quarter of 2003, including currency gains of £0.4 million. The operating loss before goodwill and exceptional items increased to £1.7 million for the first quarter of 2003, compared to a loss of £1.0 million for the first quarter of 2002. The snacks market has been particularly competitive in the Netherlands and Belgium and this has resulted in a decline in our branded sales. This has been offset by a significant increase in retailer-branded sales, which have more than doubled compared to the first quarter of 2002. This change in the Benelux sales portfolio results in a lower margin and hence an increase in the operating loss before goodwill and exceptional items. A relaunch of the main Benelux snacks brand, Croky, has recently been implemented.

Liquidity and Capital Resources

Overview

The company’s principal sources of funds are cash generated from its operating activities and long-term borrowings. The company’s principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing its cost-saving initiatives, working capital and debt service and repayment obligations.

Cash Flows

Cash flow from operating activities. The company had a net cash inflow of £26.7 million in respect of operating activities during the first quarter of 2003. This net inflow comprised of £36.9 million generated from operations, £9.3 million expended on rationalisation and exceptionals and a decrease in working capital of £0.9 million.

Cash flow from returns on investments and servicing of finance. In addition to cash flow from operating activities, the company had net cash outflows from returns on investment and servicing of finance of £25.1 million relating principally to interest payments. The increase, compared to the first quarter of 2002, is due to the fact that Senior Facility interest, which would normally have been accrued at the end of the first quarter, was paid as a result of the refinancing on April 9, 2003.

Cash flow from capital expenditure and financial investment. The company had net cash outflows of £5.3 million relating to capital expenditures.

Other non-operating cash flows. The company had other non-operating cash inflows of £3.6 million in the first quarter of 2003. This resulted from an agreement reached with Nabisco, effective February 18, 2003, that the acquisition of Nabisco’s Middle Eastern operations would not proceed. The sum of £3.0 million was received as an adjustment to the purchase price and a further £0.6 million was received as consideration for amending a license agreement to exclude territories associated with the Middle Eastern business.

Debt Service Obligations

On January 28, 2003, £15.0 million was prepaid and allocated across all the facility loans in accordance with the terms of the senior facilities agreement.

On April 9, 2003, we amended the terms of our senior credit facility. The amount outstanding in respect of our Term Loans A, B, C and D and our revolving credit facility was £438.9 million. We merged these loans into one fully drawn Term Loan A in the sum of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time. The Term A loan is predominantly denominated in sterling, but does include a tranche of euro 20.0 million.

We are currently scheduled to make the following principal repayments on the term loan facilities under the senior facilities agreement:

Year	Total Payment Amount
(£ million)
2003	5.0
2004	30.0
2005	45.0
2006	55.0
2007	72.5
2008	42.5

The revolving credit facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issue of letters of credit and bank guarantees up to an aggregate amount of £225.0 million outstanding at any time. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

In addition to the £184.0 million drawn down on April 9, 2003, an amount of £6.0 million has been drawn down as ancillary facilities under the revolving credit facility, to cover day-to-day requirements of the UK business. Of this sum, £4.8 million is for the provision of an overdraft facility and £1.2 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility at April 19, 2003.

There is also a contingent liability for a £1.0 million letter of credit issued to Rabobank to cover an overdraft facility of £1.0 million for the group’s Dutch subsidiaries. There were no drawings under the Dutch facility at April 19, 2003.

On April 17, 2003 an additional £20.0 million was drawn down under the revolving credit facility for a period of one month. On April 19, 2003, £14.0 million remained available to be drawn. Following the end of the first quarter of 2003, on May 19, 2003, the additional £20.0 million revolving facility draw down was repaid and a further £10.0 million was drawn.

Advances under the facilities bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs, plus a margin of 1.375% per annum. There is a margin adjustment mechanism in place which is effective following the submission of the relevant financial information for the second quarter of 2003. The applicable margins may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior credit facility) reflected in the financial statements delivered for the previous accounting quarter.

We are required to comply with financial covenants under the senior credit facility and these were revised as part of the new arrangements. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended. The requirement to maintain a cash flow to total debt service ratio was removed. We must now maintain:

•                  EBITDA to net cash interest ratio ranging from 3.20 to 1.0 for the fiscal quarter ending July 12, 2003 to 5.0 to 1.0 for the fourth fiscal quarter of 2007 and for every fiscal quarter afterwards; and

•                  total net debt to EBITDA ratio ranging from 4.25 to 1.0 for the fiscal quarter ending July 12, 2003 to 2.75 to 1.0 for the first fiscal quarter beginning in 2007 and for every fiscal quarter afterwards.

The senior credit facility placed annual limits on our maximum capital expenditures. This requirement has now been amended and annual limits have been placed on our combined capital expenditures and our restructuring costs. These limits decrease from year to year, from £103.9 million in 2003 down to £87.8 million in 2008 with the right to carry forward any unspent capital expenditures in any given year up to a maximum carry forward in any given year of £15.0 million. We are currently in compliance with all of our financial covenants under the senior credit facility.

The company believes that the cash flow generated from its operating activities, together with borrowings under the senior credit facility, should be sufficient to fund its debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future.